Exhibit 99(e)(14)

Dated 6 March 2009

Sierra Wireless France

and

Wavecom, Inc.

and

Wavecom

and

Ronald Black

Separation Agreement

This separation agreement is made on 6 March 2009 (the “Agreement”),

BETWEEN:

(1)

Wavecom, a société anonyme with a share capital of €15,796,591, organised under French law, whose registered office is at 3, esplanade du Foncet, 92442 Issy Les Moulineaux, registered under number 391 838 042 RCS Nanterre, represented by Michel Alard, duly empowered for the purpose thereof (the “Company”);

On the one hand

AND

(2)

Sierra Wireless France, a société par actions simplifiée with a share capital of €37,000, organised under French law, whose registered office is at 2, rue Favart, 75009 Paris, registered under number 509 232 146 RCS Paris, represented by Jason Cohenour, duly empowered for the purpose thereof (“Sierra Wireless”);

On the second hand

AND

(3)

Wavecom, Inc. a corporation organised under the laws of Delaware (USA), whose business address is at 430 Davis Drive, Suite 300, P.O. Box 13920, Research Triangle Park, North Carolina (USA), represented by Michel Alard, duly empowered for the purpose thereof (“Wavecom, Inc.”);

On the third hand

AND

(4)	Ronald Black, born on 18 December 1963 in Buffalo, New York (USA), residing at 95 rue de Prony, 75017 Paris (“Ronald Black”);

On the other hand

Each a “Party” and together the “Parties”,

WHEREAS:

(A)

On 2 December 2008, Sierra Wireless, an indirect subsidiary of Sierra Wireless, Inc. launched a public tender offer seeking to acquire all (i) the outstanding ordinary shares of the Company, the shares issuable upon the exercise of share options or founders’ warrants or warrants and upon the conversion or exchange of the bonds with a conversion and/or exchange option for newly issued or existing shares (the “OCEANEs”), (ii) the American Depositary Shares, and (iii) the OCEANEs, through public tender offers in France and in the United States (as such offers may be amended from time to time thereafter the “Offers”),

(B)

According to a notice of results issued by the French Autorité des marchés financiers (the “AMF”) dated 25 February 2008, 13,353,912 Shares (including shares represented by ADSs) and 2,571,022 OCEANEs were tendered to the Offers, which were declared successful.

(C)

On 22 July 2004, Ronald Black and the Company entered into a term sheet as amended on 17 June 2008 (the “Term Sheet”), pursuant to which he was appointed as General Manager (Directeur Général) of the Company on 23 July 2004.

(D)

Ronald Black also entered into a contract of employment with Wavecom, Inc., a corporation organised under the laws of Delaware (USA), whose business address is at 430 Davis Drive, Suite 300, P.O. Box 13920, Research Triangle Park, North Carolina (USA), pursuant to which Ronald Black was appointed as Vice President, Corporate Affairs on 22 July 2004; effective 1 August 2004 (the “U.S. Contract”).

(E)	In the perspective of the change in control of the Company, Sierra Wireless informed Ronald Black that it was its intention to have him replaced.

(F)	The purpose of this agreement is to settle in a final and global manner all the conditions of the termination of Ronald Black’s duties within the Company and its direct or indirect subsidiaries.

IT IS AGREED AS FOLLOWS:

1	Ronald Black’s resignations

1.1

Ronald Black hereby irrevocably and expressly resigns from all positions of whatever nature that he holds within the Company or any of its direct or indirect subsidiaries either as a corporate officer, including as General Manager (Directeur Général) of the Company, or as an employee or any other capacity, in particular, but not limited to, pursuant to the Term-Sheet (together the “Duties”).

1.2	Such resignations shall have immediate effect, which the Company accepts, in its name and on behalf of any of its direct or indirect subsidiaries.

1.3

As an exception to the foregoing, Ronald Black’s resignation as an employee of Wavecom, Inc. and the termination of his U.S. employment contract (the “US Contract”) shall be effective as of 30 June 2009, it being understood and agreed between the Parties (i) that the US Contract may not be terminated by the Company prior to 30 June 2009 for any reason whatsoever, except in case of willful misconduct or criminal behavior and (ii) that non compliance with this Section 1.3 before 10 June 2009 would result in the loss of his 77,650 free shares granted on 7 June 2007.

1.4	Ronald Black’s compensation pursuant to the U.S. Contract is amended so that Ronald Black shall:

•

receive a monthly gross remuneration from Wavecom, Inc. from today’s date until 30 June 2009 of €14,050, paid by Wavecom, Inc. in USD under the same exchange rate provisions that are currently in force;

•	continue to benefit from housing expenses, medical benefits, and car expenses to the same extent as currently in force.

1.5

In addition to the payments provided in Articles 2 and 3 below, Ronald Black will be entitled to his French base remuneration (the “French Base Remuneration”) and benefits in kind (as referred to under the Terms Sheet) for the period from 1 March 2009 to the date hereof as well as his “2008 15% bonus” the amount of which has been previously approved by the board of directors.

The payments due under this Section 1.5 above will be paid, after withholding all applicable tax and social security contributions, at the usual date of payment of the remuneration in the Company and no later than 31 March 2009, by bank transfer issued to the same bank account as the one used for the payment of Ronald Black’s French Base Remuneration as of the date hereof.

1.6	Ronald Black irrevocably and expressly undertakes to enter into any document that would be necessary to perform the formalities in connection with the above.

2	Severance Package

2.1

Pursuant to Article 13 of the Term Sheet, as amended on 17 November 2008 by the board of directors of the Company, Ronald Black is eligible to receive a severance package (the “Severance Package”) equal to 3 times his global base remuneration, i.e. €1,264,500 gross, payable, inter alia, in the event of Ronald Black’s resignation within 6 months of a change of control of the Company, and subject to the execution of a mutual release under a settlement agreement.

In consideration of the releases provided in Section 2.3 below, the Company agrees to pay Ronald Black the Severance Package subject to the following terms and conditions:

2.1.1	Compliance with the performance conditions set out by the Board of Directors of 17 November 2008

The Company’s board of directors shall have acknowledged that the performance conditions have been satisfied. A Company’s board of directors shall be convened to decide upon such acknowledgement on the date hereof and the Company hereby undertakes to post on its website such board decision, if relevant, within 5 days following the board meeting.

2.1.2	Prior approval by the majority of the Company’s shareholders of the Severance Package

The Company undertakes to convene and Sierra Wireless undertakes to procure (se porte fort) the Company to convene a shareholders’ meeting to take place no later than 30 June 2009 (the “Shareholders’ Meeting”) and Sierra Wireless undertakes to vote in favour of the approval of the terms of the Severance Package during the Shareholders’ Meeting.

2.2	Payment of the Severance Package

As soon as practicable, the Company shall enter into an escrow agreement in the form attached hereto as Schedule 2.2 with Ronald Black and the séquestre juridique de l’ordre des avocats de Paris (the “Escrow Agent”) and shall transfer, within 5 business days from the date hereof to the Escrow Agent an amount equal to the Severance Package, after withholding all applicable tax and social security contributions (the “Escrow Amount”). The Escrow Amount shall be automatically released to Ronald Black (i) on the day the Shareholders’ Meeting occurs or (ii) in any event, on 30 June 2009.

2.3	Mutual releases

2.3.1	Release from Ronald Black

In consideration of the payment provided for in Article 2 above, and except with respect to the Severance Package, the Transaction Bonus or the obligations set forth in this Agreement or in the agreement relating to Ronald Black’s securities and rights entered into with the Company and Sierra Wireless, Ronald Black hereby confirms that he no longer has any claim whatsoever against Sierra Wireless, the Company and/or any of their direct or indirect subsidiaries.

Except with respect to the Severance Package, the Transaction Bonus, or in connection with the obligations set forth in this Agreement or in the agreement relating to Ronald Black’s securities and rights entered into with the Company and Sierra Wireless on the date hereof, Ronald Black hereby waives any present or future claims, action or rights against the Company and Sierra Wireless and/or any of their direct or indirect parent companies, subsidiaries and their directors, officers, employees, agents and representatives (the “Released Parties”), whether presently known or unknown, vested or contingent, relating to the performance and/or termination of his Duties, in particular, but not exclusively, any right to claim any sum as wages, bonus, expenses, notice period, paid holiday, stock-options pensions and related contributions, or compensation for wrongful or unfair dismissal.

In particular, with respect to Ronald Black’s employment in the United States of America, except as set forth in Section 1.3, Ronald Black waives all actions, causes of action, claims, allegations or rights arising under the laws of the United States of America (collectively, “U.S. Claims”) Ronald Black (or his heirs, executors, administrators, successors, assigns and legal representatives) has or may have against any Released Party, whether known or unknown, based upon any matter, cause or thing occurring at any time before and including the date of this Agreement. This includes but is not limited to the following U.S. Claims:

(i)

under federal, state or local law for breach of contract, for tort, for wrongful or abusive or unfair discharge or dismissal, for impairment of economic opportunity or for defamation, for intentional infliction of emotional distress, or for discrimination based upon race, colour, ethnicity, sex, national origin, religion, disability, sexual orientation or any other unlawful criterion or circumstance;

(ii)	for compensation, bonuses or benefits;

(iii)	under any service agreement, severance program, compensation or benefit plan or arrangement maintained by the Company;

(iv)	for sexual harassment;

(v)	related to whistleblowing;

(vi)	for punitive or exemplary damages;

(vii)

for violations of any of the following laws (as amended): the Equal Pay Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991 as amended, the Americans with Disabilities Act of 1991, the Employee Retirement Income Security Act of 1974, the Worker Adjustment Retraining and Notification Act, the Family and Medical Leave Act, the Rehabilitation Act, Employee Order 11246, all claims and damages relating to race, sex, national origin, disabilities, religion, sexual orientation, and all employment discrimination claims arising under similar state statutes; and

(viii)	for violations of any other applicable employment statute or law.

In addition, Ronald Black waives any and all rights under the laws of any jurisdiction in the United States that limit a general release to those U.S. Claims that are known or suspected to exist in his favour as of the date of this agreement.

Ronald Black represents and warrants that he has not, and as of the date of this Agreement will not have, filed any civil action, suit, arbitration, administrative charge, or legal proceeding against any Released Party, that he has not assigned, pledged, or hypothecated any U.S. Claim to any person and that no other person has an interest in the U.S. Claims that he is releasing in this agreement. Ronald Black agrees that if any person or entity files or causes to be filed any civil action, suit, arbitration or other legal proceeding seeking equitable or monetary relief concerning any U.S. Claim released in this agreement, he will not seek or accept any personal relief from or as a result of the action, suit, arbitration or proceeding. (This agreement is not intended to restrict Ronald Black’s right to participate in an Equal Employment Opportunity Commission investigation or proceeding, but Ronald Black hereby waives, to the maximum extent permitted by law, any and all rights to monetary damages in connection with any such investigation or proceeding.)

2.3.2	Release from the Company and Wavecom, Inc.

Except with respect to the to the Severance Package, the Transaction Bonus, or in connection with the obligations set forth in this Agreement or in the agreement relating to Ronald Black’s securities and rights entered into with the Company and Sierra Wireless on the date hereof and except in case of severable fault (faute detachable), willful misconduct, fraud, or sanctions imposed in criminal proceedings or by regulatory bodies, Sierra Wireless hereby discharges Ronald Black from any liability it could have, whether presently known or unknown, vested or contingent, relating to the performance of his duties as director (administrateur) and general manager (directeur général) of Wavecom and undertakes to submit to the Shareholders’ Meeting and vote in favour of a resolution discharging (donnant quitus) Ronald Black of his duties for the last financial year.

Similarly, except with respect to the to the Severance Package, the Transaction Bonus, or in connection with the obligations set forth in this Agreement or in the agreement relating to Ronald Black’s securities and rights entered into with the Company and Sierra Wireless on the date hereof and except in case of severable fault (faute detachable), willful misconduct, fraud, or sanctions imposed in criminal proceedings or by regulatory bodies, Wavecom, Inc. waives any present or future claims, action or rights against Ronald Black, whether presently known or unknown, vested or contingent, relating to the performance and/or termination of his duties.

The Company hereby agrees to indemnify and hold Ronald Black harmless from and against any liability or claim that would be made in connection Ronald’s Black’s duties within the group Wavecom and in particular his position director (administrateur) and general manager (directeur général) of Wavecom, (i) unless otherwise supported by XL Insurance Company Limited pursuant to the Police Responsabilité Civile des Mandataires Sociaux entered into on 30 June 2006 between the Company and XL Insurance Company Limited, which Ronald Black confirms is in force as of the date hereof and that the Company is current on all payments required to be made under this agreement, (ii) except with respect to the to the

Severance Package, the Transaction Bonus, or in connection with the obligations set forth in this Agreement or in the agreement relating to Ronald Black’s securities and rights entered into with the Company and Sierra Wireless on the date hereof and (iii) except in case of severable fault (faute detachable), willful misconduct, fraud, or sanctions imposed in criminal proceedings or by regulatory bodies.

3	Transaction Bonus

3.1	Transaction Bonus Condition

Pursuant to the decision of the Board of Directors dated 17 June 2008, Ronald Black is eligible for a bonus of one year of base and variable compensation, i.e. €822,500 gross (the “Transaction Bonus”).

The Company agrees to pay to Ronald Black the Transaction Bonus within 5 business days from the date hereof after withholding of all applicable tax and social security contributions, by issuing a bank transfer of the resulting equivalent amount to the same bank account as the one used for the payment of Ronald Black’s remuneration in France as of the date hereof.

4	Non-solicitation and non-compete

4.1	Ronald Black agrees, as long as the other Parties have complied with their obligations under this Agreement, to refrain, during a period of two (2) years from the date hereof:

4.1.1	From contacting or prospecting, whether directly or indirectly, any customer or prospective customer of the Company or of any of its affiliates, with a view to compete with the Business;

4.1.2	From encouraging the customers to leave the Company or any of its affiliates;

4.1.3

From encouraging or soliciting any employee of the Company or of any of its affiliates to induce said employees to leave their employment with the Company, or from being involved in the recruitment of any employee of the Company or of any of its affiliates (in each case, other than by way of a general advertising not specifically directed to those employees).

4.2

In addition, Ronald Black shall not, for a duration of two (2) years from the date hereof, accept employment or work as consultant, contractor or any other capacity in a competing Business or take any shareholding representing more than 10% of a company if such company is, directly or indirectly, operating a competing Business.

This restriction will apply in the European Union and in North America.

For purposes of this Article 4, “Business” shall mean the sale, as a direct competitor, of (i) cellular USB and PC Cards for mobile computing, (ii) cellular wireless gateways for machine to machine and (iii) middleware or applications software solutions for machine to machine.

5	General Provisions

5.1	Disclosure

The Parties acknowledge that the securities laws of the United States and other jurisdictions may require the disclosure of the information contained in this Agreement and may require that this Agreement be filed with the SEC and similar regulatory bodies in jurisdictions other than the United States. Each Party expressly consents to any such disclosure or filing as may be deemed appropriate or necessary by the other Parties to this Agreement.

5.2	Successors, Beneficiaries and Assigns

This Agreement is personal to the Parties hereto. Accordingly, none of the Parties may, without the prior written consent of the other Parties, assign the benefit of all or any of its obligations under this Agreement, nor any benefit arising under or out of this Agreement except that (i) Sierra Wireless or the Company may assign, in their sole discretion, any or all of their rights, interests and obligations under this Agreement to any direct or indirect wholly-owned subsidiary of Sierra Wireless or the Company and (ii) in case of death of Ronald Black, the benefit of all the rights under this Agreement or arising under or out of this Agreement will be automatically transferred to his heirs and beneficiaries.

5.3	Variation etc.

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties to this Agreement.

5.4	Whole Agreement

This Agreement and the other agreements entered into or subsequent to the date hereof contain the whole agreement between the parties relating to their subject matter to the exclusion of any terms implied by law which may be excluded by contract and supersede any previous written or oral agreements between the parties in relation to the matters dealt with in this Agreement.

5.5	Notices

Any notice or other communication required to be given or served in connection with this Agreement shall be in writing and shall be sufficiently given or served if delivered or sent:

In the case of Sierra Wireless to:

Blake, Cassels & Graydon LLP

Suite 2600,

Three Bentall Centre,

595 Burrard Street,

P.O. Box 49314,

Vancouver,

British Columbia,

V7X IL3,

Canada

fax: (604) 631-3309

Attention: Jocelyn Kelley

And

Sierra Wireless Inc.

13811 Wireless Way

Richmond, British Columbia

Canada

V6V 3A4

Fax: 604 231-1103

Attention: Dave McLennan

In the case of the Company to:

3, esplanade du Foncet,

92442 Issy Les Moulineaux

France

fax: (+33) 1 46 29 08 08

Attention: Dave McLennan

In the case of the Wavecom, Inc. to:

430 Davis Drive, Suite 300

P.O. Box 13920

Research Triangle Park

North Carolina

USA

fax: (+33) 1 919 237 4246

Attention:

Anders Franzen

In the case of Ronald Black to:

110 Cayuga Heights Road

14850 Ithaca, New York

e-mail: ron.black@mac.com

Attention: Ronald Black

Any such notice or other communication shall be delivered by hand or sent by courier or fax. If sent by courier or fax, such notice or communication shall conclusively be deemed to have been given or served on the business day following the time of dispatch. Any fax shall, in addition, be sent by post on the day on which it is sent, but this shall not alter the time it is deemed served pursuant to this Clause.

The Parties may by notice to the others and in accordance with the above-mentioned provisions of this Section specify from time to time a different address for notice within France or Canada upon 10 Business Days notice.

5.6	Severability

If any term or provision of this Agreement is held to be illegal or unenforceable, in whole or in part, under any enactment or rule of Law, such term or provision or part shall to that extent be deemed not to form part of this Agreement, but the enforceability of the remainder of this Agreement shall not be affected. Furthermore, in lieu of such invalid illegal or unenforceable provision, the Parties shall add as part of this Agreement a provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible and be valid, legal and enforceable.

5.7	Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with French law.

Any dispute relating to its validity, interpretation or execution shall be submitted to the exclusive jurisdiction of the Tribunal de Commerce de Paris.

Executed in Paris on 6 March 2009, in four (4) original copies

/s/ Jason Cohenour

Sierra Wireless France
Represented by: Jason Cohenour

/s/ Michel Alard

Wavecom
Represented by: Michel Alard

/s/ Michel Alard
Wavecom, Inc.
Represented by: Michel Alard

/s/ Ronald Black

Ronald Black